UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Announcement of Financial Results
For the 12 Months ended 31 December 2005.
(All amounts Australian dollars)

March 16, 2006

ARLINGTON, VA – Metal Storm Limited today announced its results for the 12 months ended 31 December 2005.  These results are an improvement on the previous year’s results and are in line with the Board’s expectations.

The loss after tax is $10.9 million compared to the $13.1 million loss for
2004.  The loss for the six months to June 2005 was $5.9 million.

Announcing the results, Metal Storm’s Chief Executive Officer, Mr David Smith
said “the Company’s results for the year are as expected and I am very pleased with recent progress towards the development of a range of products that exploit the selling points of our technology to meet market needs in areas where sustainable long-term profit growth is possible.”

Mr Smith stated that a number of positive developments had been announced during and since the end of the year:

* A Phase II SBIR contract award from the US Navy for the research and development of a remotely operated active protection system based on our 40mm platform worth approximately A$1.32 million.

* A Phase II SBIR contract award from the US Army for the development and testing of less-lethal munitions for a Crowd Control System worth approximately A$975,000.

* Appointment to the Metal Storm Board of Dr Peter Jonson and Mr Jim Crunk as
non-executive directors.

* The successful test firing of High Explosive, Enhanced Blast and Airburst munitions in collaboration with Singapore Technologies Kinetics Ltd (ST
Kinetics).

* Unveiling of the RedbackTM Weapon System prototype which has been developed in collaboration with Electro Optic Systems Holdings Limited (EOS).

The result includes a $1.6 million loss from the Company’s former US subsidiary ProCam Machine LLC which was sold on 1 June 2005.

The Company has continued to manage its costs well despite the significantly enhanced research and development effort and the challenges of operating on two continents.  During the year the Company has made considerable progress in improving its internal systems.

Revenue is up slightly to $964,548 (2004: $880,544) reflecting higher contract revenue (up by $278,667 to $364,646) which has been partially offset by interest revenue which is down because of reduced cash holdings.

Total expenses from continuing operations of $10.9 million are down slightly on 2004 ($11.0 million excluding the $1.8 million impairment loss on ProCam goodwill).  Employee expenses are up $668,157 to $4,462,959 representing increases in R & D staffing and the $500,000 retirement payout to Mr J M
O’Dwyer.  Administrative expenses at $1,068,515 are down $258,382 on last year’s $1,326,897 due to an aggressive cost saving program.  Professional fees are $1,774,369 compared to $2,021,573 in the previous year reflecting savings through more work being completed in-house rather than externally.

Income tax benefit (which is the R&D 125% tax concession) for 2005 was
$648,320 (2004: $332,744) and includes the estimated benefit for the 2004/2005 tax year as well as the benefit received for the 2003/2004 tax year.

Net assets declined to $5.8 million from $16.2 million at 31 December 2004, mainly because of the full year loss which includes R&D costs which have been expensed in accordance with Australian International Financial Accounting
Standards, even though this expenditure is expected to provide long term benefits to the Company.

Closing cash including available-for-sale financial investments (commercial bonds) is $5.7 million, compared to $15.1 million at 31 December 2004.

Mr Smith said that the Company continued to believe that its financial resources were sufficient to sustain it until late July based on confirmed contract income and expected costs.  Mr Smith also said that the Company was exploring opportunities to raise cash to support its activities past this date.

“I believe that 2006 will be a pivotal year for the Company.  The recent successful test firings of 40mm munitions with ST Kinetics and the unveiling of the RedbackTM Weapon System prototype developed in collaboration with
Electro Optic Systems Holdings Limited indicates that we are on the right path.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Electro Optic Systems Holdings Limited
EOS is a public company, specializing in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defense markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq.
The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.

About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management.

Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics
also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components.  It also provides consultancy, design and engineering services for homeland security solutions.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: March 24, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary